UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
Under the Securities Exchange Act of 1934
Dynegy Inc.

(Name of Issuer)
Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)
26817G102

(CUSIP Number)
David A. Kurzweil
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022
(212) 906-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 15, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS LS Power Development, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,023,347

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		71,023,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,023,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS LS Power Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		60,820,577

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		60,820,577

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	60,820,577

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS LS Power Associates, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,202,770

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		10,202,770

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,202,770

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS LS Power Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		36,580,642

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		36,580,642

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	36,580,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS LS Power Equity Partners PIE I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,181,555

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		22,181,555

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	22,181,555

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS LSP Gen Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		870,447

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		870,447

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	870,447

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

CUSIP No.	26817G102

1	NAMES OF REPORTING PERSONS Mikhail Segal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		71,023,347

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		71,023,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	71,023,347

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*As reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010.

This Amendment No. 3 amends the statement on Schedule 13D filed on December 10, 2009 and amended on March 22, 2010 and April 2, 2010 (the “Schedule 13D”), by and on behalf of the Reporting Persons relating to the Class A Common Stock of Dynegy Inc. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D. This Amendment No. 3 reports beneficial ownership of the Issuer’s Class A Common Stock as of April 16, 2010.
Item 5. Interest in Securities of the Issuer.
The information set forth in Item 5 is hereby amended and supplemented with the following:
     (a) and (b) The information contained on the cover pages to this Schedule 13D and Item 3 is incorporated herein by reference.
     As of April 16, 2010, the Reporting Persons held a total of 71,023,347 shares of the Issuer’s Class A Common Stock. Of these shares, LSP Associates directly holds 10,202,770 shares, LSPEP directly holds 36,580,642 shares, PIE I directly holds 22,181,555 shares, and Gen Investors directly holds 870,447 shares. As a result of its relationship with LSPEP, PIE I and Gen Investor, LSP Partners may be deemed the beneficial owner of 60,820,577 shares of Class A Common Stock, representing approximately 10.1% of the outstanding shares of Class A Common Stock as reported in the Issuer’s Annual Report on Form 10-K filed on February 25, 2010. As a result of its relationship with LSP Partners and LSP Associates, LSP Development may be deemed the beneficial owner of 71,023,347 shares of Class A Common Stock, representing approximately 11.8% of the outstanding shares of Class A Common Stock as calculated in the previous sentence. As a result of his position, Mikhail Segal may be deemed to control LSP Development and to have shared beneficial ownership of 71,023,347 shares of Class A Common Stock, representing approximately 11.8% of the outstanding shares of Class A Common Stock as calculated above.
     (c) Please see Annex A for a list of transactions in the Issuer’s Class A Common Stock from April 2, 2010 to April 16, 2010. All of the transactions reported on Annex A were executed through brokers and settled through facilities of The Depository Trust & Clearing Corporation (DTCC).
     (d) Not applicable.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2009, by and among the Reporting Persons. (incorporated by reference to Exhibit 1 to the Reporting Persons Schedule 13D filed on December 10, 2009).

2.	Purchase and Sale Agreement, dated as of August 9, 2009, among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners,

LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

3.	Amendment No. 1 to the Purchase and Sale Agreement, dated as of November 25, 2009, by and among LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., LSP Gen Investors, L.P., Port River, LLC, Valley Road, LLC, Dos Rios, LLC, Dynegy Inc., Dynegy Gen Finance Co, LLC, Southwest Power Partners, LLC, Riverside Generation, Inc., Dynegy Renaissance Power, Inc., Bluegrass Generation, Inc., Dynegy Midwest Generation, Inc., RRP Company, Dynegy Power Services, Inc., and Dynegy Falcon Holdings Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2009).

4.	Shareholder Agreement, dated as of August 9, 2009, among Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

5.	Amendment No. 1 to the Registration Rights Agreement dated September 14, 2006 by and between Dynegy Inc. and LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P., and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 13, 2009).

6.	Registration Rights Agreement, dated as of September 14, 2006, among Dynegy Acquisition, Inc., LS Power Partners, L.P., LS Power Associates, L.P., LS Power Equity Partners, L.P., LS Power Equity Partners PIE I, L.P. and LSP Gen Investors, L.P. (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Dynegy Inc. filed on September 19, 2006, File No. 1-15659).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 19, 2010

LS POWER DEVELOPMENT LLC

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia

Title:	Managing Director

LS POWER PARTNERS, L.P.

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia

Title:	Managing Director

LS POWER ASSOCIATES, L.P.

By:	LS Power Development, LLC, its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia

Title:	Managing Director

LS POWER EQUITY PARTNERS, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia

Title:	Managing Director

LS POWER EQUITY PARTNERS PIE, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia

Title:	Managing Director

LSP GEN INVESTORS, L.P.

By:	LS Power Partners, L.P., its General Partner

By:	/s/ Darpan Kapadia

Name:	Darpan Kapadia

Title:	Managing Director

MIKHAIL SEGAL

/s/ Mikhail Segal

ANNEX A
Transactions in Dynegy Inc. Class A Common Stock
April 2, 2010 to April 16, 2010
LS Power Associates, L.P.

Date of Transaction	Nature of Transaction	Number of Shares	Avg. Price per Share
April 5, 2010	SELL	44,102	$1.2582
April 6, 2010	SELL	65,578	$1.2774
April 7, 2010	SELL	40,923	$1.2631
April 8, 2010	SELL	97,931	$1.2035
April 9, 2010	SELL	93,451	$1.1946
April 12, 2010	SELL	204,613	$1.2326
April 13, 2010	SELL	115,498	$1.2114
April 14, 2010	SELL	175,212	$1.2704
April 15, 2010	SELL	277,800	$1.3341
April 15, 2010	SELL	287,305	$1.26
April 16, 2010	SELL	242,639	$1.2048

LS Power Equity Partners, L.P.

April 5, 2010	SELL	158,120	$1.2582
April 6, 2010	SELL	235,121	$1.2774
April 7, 2010	SELL	146,724	$1.2631
April 8, 2010	SELL	351,117	$1.2035
April 9, 2010	SELL	335,056	$1.1946
April 12, 2010	SELL	733,612	$1.2326
April 13, 2010	SELL	414,101	$1.2114
April 14, 2010	SELL	628,200	$1.2704
April 15, 2010	SELL	996,000	$1.3341
April 15, 2010	SELL	1,030,108	$1.26
April 16, 2010	SELL	869,949	$1.2048

LS Power Equity Partners PIE I, L.P.

April 5, 2010	SELL	95,880	$1.2582
April 6, 2010	SELL	142,571	$1.2774
April 7, 2010	SELL	88,970	$1.2631
April 8, 2010	SELL	212,908	$1.2035
April 9, 2010	SELL	203,169	$1.1946
April 12, 2010	SELL	444,843	$1.2326
April 13, 2010	SELL	251,100	$1.2114
April 14, 2010	SELL	380,924	$1.2704
April 15, 2010	SELL	604,000	$1.3341
April 15, 2010	SELL	624,579	$1.26
April 16, 2010	SELL	527,514	$1.2048

LS Power Partners, L.P.

April 5, 2010	SELL	5,135	$1.2582

April 6, 2010	SELL	7,635	$1.2774
April 7, 2010	SELL	4,765	$1.2631
April 8, 2010	SELL	11,402	$1.2035
April 9, 2010	SELL	10,881	$1.1946
April 12, 2010	SELL	23,824	$1.2326
April 13, 2010	SELL	13,448	$1.2114
April 14, 2010	SELL	20,400	$1.2704
April 15, 2010	SELL	32,300	$1.3341
April 15, 2010	SELL	33,496	$1.26
April 16, 2010	SELL	28,251	$1.2048
LSP Gen Investors, L.P.

April 5, 2010	SELL	3,763	$1.2582
April 6, 2010	SELL	5,595	$1.2774
April 7, 2010	SELL	3,491	$1.2631
April 8, 2010	SELL	8,355	$1.2035
April 9, 2010	SELL	7,973	$1.1946
April 12, 2010	SELL	17,457	$1.2326
April 13, 2010	SELL	9,854	$1.2114
April 14, 2010	SELL	14,948	$1.2704
April 15, 2010	SELL	23,700	$1.3341
April 15, 2010	SELL	24,512	$1.26
April 16, 2010	SELL	20,701	$1.2048